VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

[redacted]

04036144

RECEIVED
2004 AUG 10 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 August 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

SUPPL

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

S Hulls
Corporate Administrator

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

dlw 8/10

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

RECEIVED
2004 AUG 10 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 July 2004

COMPANY UPDATE

ON MARKET ORDINARY SHARE BUY-BACK

In relation to its proposed buy back of up to 10% of the ordinary shares in Village Roadshow Limited ("Company"), the Company wishes to provide the following information as requested by the Takeovers Panel (in relation to the previously announced application by Boswell Filmgesellschaft mbH to the Takeovers Panel on 15 June 2004) in respect of the:

- Company's capital management objectives;
- proposed funding of the ordinary share buy-back;
- effect of the preference share buy-backs and ordinary share buy-back;
- proposed participation of Village Roadshow Corporation in the ordinary share buy-back; and
- current status of the Company's dividend policy.

Further to our announcement of 16 June 2004, the Company proposes to commence the on market ordinary share buy-back on 2 July 2004, which at the request of the Takeovers Panel, is one trading day after the date of this announcement.

Capital Management Objectives

The Company confirms that its capital management objective continues to be to create a more efficient capital structure.

The Company currently has on issue:

- 234,418,904 ordinary shares; and
- 110,129,033 preference shares.

In the event that Directors declare a dividend on the preference shares, pursuant to the Company's constitution, the dividend payable on each preference share is to be the greater of:

- 10.175 cents per share; and
- the dividend paid on ordinary shares plus 3 cents.

The Directors believe that the Company's capital structure has been a significant impediment to the reflection of the Company's underlying value in share market prices (for both ordinary and preference shares).

Prior to the recent on market buy-backs of preference shares, the dividend entitlement of the preference shares meant that if any dividends were paid on ordinary shares, a total dividend of at least $25.45m must be paid to holders of preference shares.

To maintain a roughly proportionate payment to ordinary shareholders, and pay the maximum amount possible without increasing the preference dividend, would have required an ordinary dividend of approximately $16.85m. This would have resulted in a total dividend on both classes of shares of approximately $42.31m.

Following the recent on market buy-backs of preference shares, the dividend entitlements of the preference shares mean that, if any dividends are paid on ordinary shares, a total dividend of at least $11.205m must be paid to the holders of preference shares.

To maintain a roughly proportionate payment to ordinary shareholders, and pay the maximum amount possible without increasing the preference dividend, would require an ordinary dividend of approximately $16.820m. This would result in a total dividend on both classes of shares of $28.025m.

Relative to the level of net profit after tax and significant items for the year ending 30 June 2004, which is expected to be approximately A$52m, the Directors continue to believe that this level of dividends continues to be difficult to support.

Accordingly, the Directors believe the capital structure has the effect of inhibiting the distribution of income on a consistent and sustainable basis to holders of both ordinary and preference shares and thereby reduces the investment appeal of both ordinary and preference shares.

The original schemes to buy-back all of the preference shares were designed to address this and, if successful, would have reduced the issued capital by 250,214,147 shares (the number of preference shares then on issue) to 234,903,107 ordinary shares.

The recent on-market buy-backs of preference shares have reduced the issued capital by 140,086,114 shares to 345,032,140 shares before any buy-back of ordinary shares. However, the Directors believe these preference share buy-backs have only gone part of the way in addressing the inherent issues with the capital structure. Consistent with the above, the Directors still believe that further buy-backs are appropriate to address the underlying problem.

Village believes that the preference share buy-backs already concluded are likely to have exhausted (at least for the time being) the preference shares available to be bought back at a reasonable price. Some of the remaining preference shares are held by long term investors who Village believes are unlikely to participate in any further buy-backs conducted by Village at current prices. A significant number of preference shares (approximately 7.4m) are held by Village employees under an employee share plan and are not in any practical sense able to participate in any buy-back. There are also other parties who Village believes are not interested in selling their preference shares under any current buy-back. As is the case with most share registers, there are also a number of preference share holders who appear to be uncontactable.

The Directors have therefore concluded that it is unlikely that a further significant buy-back of preference shares would be successful at this time.

From a capital management perspective, the Company believes its objectives can appropriately be met by a buy-back of either or both of ordinary and preference shares.

Accordingly, the Company announced on 28 May 2004 an on-market buy-back of up to 10% of the ordinary shares on issue as a more realistic and preferable alternative to a further preference share buy-back.

The Directors believe that, over time and as business circumstances permit, a total issued capital in the range of 235m to 285m shares will result in a capital structure that can, when required, at least sustain future dividends on a reasonably consistent basis, subject, of course to the financial performance, capital requirements, business objectives and prospects of the Company in the future.

Upon completion of the on-market ordinary share buy-back (which would reduce the total issued capital to 321,541,830 shares), the Directors will, circumstances permitting, review further the alternatives open to the Company to achieve its capital management objectives. This will include the consideration of further buy-backs.

The reduction in issued capital arising from the 2 preference share buy-backs and the current on-market buy-back of ordinary shares will also have the effect of increasing earnings per share.

The Company notes that the price of both the ordinary and preference shares has risen substantially since the announcement of the Company's capital management program in July last year.

Funding of the Buy-Back

As disclosed in the Scheme Booklets for the proposed schemes to buy-back all of the preference shares, the funding sources for :

- the initial cash consideration of approximately $62.6m : were the repatriation of divisional working capital and cash reserves of the Company; and
- for the payments of interest and instalments of principal : were cash reserves, repatriation of divisional working capital, potential sale of surplus assets and/or access to the Company's existing undrawn finance facilities.

As announced on 28 May 2004, the on-market buy-back of 140,086,114 preference shares was at a cost of $169.4m. Payments in the first year under the proposed schemes of arrangement would have totalled approximately $171m (comprising the initial payment of $62.6m, interest of $25m and principal payment of $83.4m). This amount was funded utilising working capital repatriated from divisions, the cash reserves of the Company and a partial drawdown of the Company's long term revolving $100m facility with ANZ Bank ("ANZ Facility").

The buy-back of ordinary shares will be funded primarily out of the ANZ Facility and a new US$25m (A$36m) secured facility with CIBC INC ("New Facility"). The New Facility is for a fixed term of 5 years with quarterly principal reductions of US$1.25m for the first 2 years with a bullet of US$15m at the end of 5 years. Proceeds from the New Facility have been used to pay out the balance of the ANZ Facility. Funds for the ordinary share buy-back will be drawn down from the ANZ Facility as needed.

Effect of Preference Share Buy-Backs and Ordinary Share Buy-Back

Based on the price of the Company's ordinary shares on ASX on 28 June 2004 of $1.80, a buy-back of 23.4m ordinary shares at this price will cost the Company approximately $42.3m.

As previously announced:

- when added to the $169.4m paid under the two on-market preference share buy-backs, the total amount expended by the Company (and hence the reduction in net assets) arising under the three buy-backs would be in aggregate approximately $211.7m;

- in the Scheme Booklet dated 12 December 2004, Grant Samuel, in its Independent Expert's Report, valued the equity in the Company in the range $1.040 billion to $1.324 billion;
- in the Half Year Report of the Company released on 26 February 2004, the equity of the consolidated group as at 31 December 2003 disclosed in the financial statements was $1,078,825,000 compared with $1,077,993,000 in the 30 June 2003 financial statements, i.e. there was no material change between 30 June 2003 and 31 December 2003; and
- the budgeted Net Profit after Tax and Significant items for the year ending 30 June 2004 is expected to be approximately A$52m.

There is an 'interest cost' related to either cash used for the buy-backs that would otherwise have been earning interest, or debt used to fund the buy-backs. This 'interest cost' is not expected to exceed (on an after tax basis) $8m per annum.

Subject to the risks associated with the business and operations of the Company, the Company believes that the only material effect on the Company's financial position as a result of the three buy-backs will be this 'interest cost' and a reduction in net equity of an amount expended by the Company in undertaking the buy-backs (i.e. a reduction in net equity of approximately $211.7m, on the assumption that the ordinary shares are bought back at the current price of $1.80 per share).

A corresponding reduction in the valuation contained in the Grant Samuel Independent Expert's Report would also appear to be appropriate.

The Directors do not believe that there will be any material adverse effect on the prospects of the Company arising from these buy-backs.

Participation of VRC in Ordinary Share Buy-Back

Shareholders will be aware that, Village Roadshow Corporation Limited ("VRC"), a company beneficially owned by interests associated with executive directors, Robert Kirby (Chairman), John Kirby (Deputy Chairman) and Graham Burke (managing Director and CEO), has a relevant interest in approximately 50.51% of ordinary shares in the Company.

VRC has advised the Company that it is undecided as to whether or not it will participate in the current on-market buy-back of ordinary shares.

However, the Company notes that under the Company's Group Policy on employees trading in shares of Village Roadshow Limited, the period from 30 June 2004 until the day after the Company's full year results are released to the Australian Stock Exchange Limited (which must occur by Friday 27 August 2004) is a "closed window".

During this period, Designated Officers, which include all Directors, may not deal in securities of the Company. Accordingly, VRC has advised that it will not buy or sell ordinary or preference shares until the day after the release of the 2004 annual result to ASX.

VRC has advised the Company that it will review whether or not it wishes to participate in the buy-back once the "closed window" period is at an end.

Dividend Policy

As shareholders are aware, the Company's businesses and earnings are subject to various risks which result in both volatility and unpredictability (these risks were explained more fully in the Scheme Booklet dated 12 December 2003 sent to shareholders late last year).

As previously advised, the Directors believe it is necessary and prudent to make announcements in respect of dividends at a time when the full audited accounts are available to them (including movements in reserves, cash flows, capital commitments and other relevant matters).

In keeping with prior practice, it will continue to be the Company's policy that the Board will review its dividend policy (and whether or not to declare a dividend and, if so, the amount of such dividend) each year once the financial results for the prior financial year are known. Previously, an announcement would have occurred in the middle of September. With the time for reporting of annual results now reduced from 75 days to 60 days, this is now expected to take place at the end of August.

The payment of dividends on both ordinary and preference shares cannot be assured in any particular year.

Whether or not a dividend is declared in respect of the financial year ending 30 June 2004 will depend on the financial performance, capital requirements, business objectives and prospects of the Company as well as the progress of the Company's capital management initiatives.

The Company confirms that its capital management objective is to enable the distribution of income on a consistent and sustainable basis to holders of both ordinary and preference shares.

The Board therefore believes that restructuring of the Company's capital represents a higher call on the Company's resources than does short term dividend payments.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

1 July 2004

ACCC UNDERTAKINGS

Village Roadshow Limited ("Company") announced today that The Australian Competition and Consumer Commission had accepted undertakings from the Company, and two Village executives, Robert Kirby and Graham Burke.

A copy of a media release from the ACCC is attached to this announcement. The complaint to the ACCC related to alleged conduct by the Company in the late 1990's.

The undertakings have been given without any admission of any contraventions of the Trade Practices Act.

The undertakings will not have any material effect on the Company.

Australian Competition and Consumer Commission

ACCC accepts undertakings from Greater Union and Village Roadshow

The Australian Competition and Consumer Commission has accepted court-enforceable undertakings from Greater Union Organisation Ltd, Village Roadshow Ltd and two Village executives.

In March 2001 the ACCC received a complaint that Greater Union and Village had allegedly entered into arrangements or understandings in the late 1990's to oppose market entry and/or expansion by other cinema operators in contravention of the Trade Practices Act 1974.

The alleged conduct was said to have been arranged during meetings that were convened as part of a longstanding joint venture agreement between Greater Union, Village and other companies.

Following an ACCC investigation and lengthy discussions, both Greater Union and Village have agreed to give undertakings which are intended to reduce the risk of collaboration. Both companies have also agreed to keep the ACCC informed of significant industry developments.

All of the undertakings are offered without admissions of any contraventions of the Act and acceptance of these undertakings will conclude the ACCC's inquiries.

"The Trade Practices Act allows for legitimate joint venture arrangements but businesses need to be careful not to fall into the trap of using these arrangements as a convenient forum for engaging in anti-competitive conduct", ACCC Chairman, Mr Graeme Samuel, warned today.

Further information please contact

- Mr Graeme Samuel - Pager/Mobile, Chairman, 0408 335 555
- Ms Lin Enright, Director, Public Relations, (02) 6243 1108, (0414) 613 520

Release # MR 115/04
Issued: 1st July 2004

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	3 OCTOBER 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 JUNE 2004
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ame of Director: JOHN ROSS I .BY
ame of Company: VILLAGE ROADSHOW LIMITED
ame and Type of Security: ORDINARY SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
llage Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
R Kirby	0 192,131	192,131	29-Jun-04	$1.81	
OTAL		**112,011,948**			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
nberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
OTAL		**6,544,167**			

ne of Director: JOHN ROSS ; .BY
ne of Company: VILLAGE ROADSHOW LIMITED
ne and Type of Security: A CLASS PREFERENCE SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TAL		0			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		0			

ne of Director: JOHN ROSS ‹BY
ne of Company: AUSTEREO GROUP LIMITED
ne and Type of Security: ORDINARY SHARES

ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
ıge Roadshow Limited	251,562,594	251,562,594			Director and Shareholder of Village Roadshow Ltd
Kirby	0				
	54,054	54,054	29-Jun-04	$1.46	On market
AL		251,616,648			

ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
AL		0			

ame of Director: JOHN ROSS . .BY
ame of Company: VILLAGE ROADSHOW CORPORATION LIMITED
ame and Type of Security: ORDINARY SHARES

RECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
RC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
sitive Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
TAL		6,878,706			

RECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL	0	0			

ne of Director:	JOHN ROSS . :BY
ne of Company:	VILLAGE ROADSHOW CORPORATION LIMITED
ne and Type of Security:	PREFERENCE SHARES

:ECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
sitive Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
TAL		**41,972**			

:ECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TAL		**0**			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

ASIC
Australian Securities & Investments Commission

RECEIVED
2004 AUG 10 A 11: 55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

VILLAGE ROADSHOW LIMITED

ACN/ ABN

010 672 054

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash. were some or all of the shares issued under a written contract?

☐ Yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ No (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- [ ] Minimum holding buy-back only
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days. and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C. 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	484,203	$872,524.13

Earliest date of change

Please indicate the earliest date that any of the above changes occured

18 / 06 / 04
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name　　Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City　　State/Territory

Postcode　　Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	16 June 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		9,569,182
4	Total consideration paid or payable for the shares		$18,673,725.00

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: $1.95 lowest price paid: $1.84 highest price allowed under rule 7.33: $1.9740

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	13,436,615

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 July 2004
Company Secretary

Print name: Philip S Leggo

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

21 July 2004

AUSTRALIAN TAX OFFICE DISALLOWS VILLAGE ROADSHOW OBJECTIONS

After close of trading today, Village Roadshow Limited ("the Company") received oral advice from the Australian Taxation Office ("ATO") that the objections to assessments issued in November 2002 were to be disallowed. The ATO originally assessed two subsidiary companies in relation to the 1992/93 year or the 1993/94 year for $110.1 million and $85.1 million respectively. The Company has previously disclosed the disputed tax assessments as contingencies in its financial statements. The Company calculates that to 30 June 2004, inclusive of General Interest Charge, the amounts in dispute are now $131.7 million in relation to the 1993 assessment or, alternatively, $101.8 million in relation to the 1994 assessments.

For the sake of clarity, the Company wishes to give some further background as to why there are two assessments. The ATO has decided to tax both the 1992/93 year and the 1993/94 year in relation to the same alleged event because it has been unable to determine whether the relevant taxing point occurred on 30 June 1993 or 1 July 1993. The Company advises therefore that it is reasonable to assume that the ATO's assessment, if successful, can only apply to one income tax year.

The Company confirms its belief that all these disputed assessments will be overturned on appeal. The ATO's assessments and decisions will be vigorously challenged.

The Company is of the view that it is adequately provisioned from both liability and cash perspectives in relation to this matter and its other current commitments. It is difficult to predict the time frame for the hearing of the appeal, however, with the co-operation of the ATO it may be possible for this matter to be heard during the course of the next calendar year.

For further information contact:

Mr Peter Foo, Finance Director
03 9667 6696

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	16 June 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	9,569,182	1,579,275
4	Total consideration paid or payable for the shares	$18,673,725.00	$3,082,973.80

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $1.95 date: 20.07.2004 lowest price paid: $1.84 date: 20.07.2004	highest price paid: $1.95 lowest price paid: $1.95 highest price allowed under rule 7.33: $1.9866

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	11,857,340

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 July 2004
Company Secretary

Print name: Philip S Leggo

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6. Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	16 June 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,148,457	1,370,497
4	Total consideration paid or payable for the shares	$21,756,698.80	$2,674,722.86

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.95 date: 21.07.2004 lowest price paid: $1.84 date: 20.07.2004	highest price paid: $1.95 lowest price paid: $1.90 highest price allowed under rule 7.33: $2.0013

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	10,486,843

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23 July 2004
Company Secretary

Print name: Shaun L Driscoll